October 10 , 2006

Jim B. Rosenberg – Senior Assistant Chief Accountant

Amy C. Bruckner – Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

VIA EDGAR

Re:	Dendreon Corporation

Supplemental responses to Staff Comments with respect to:

Form 10-K for the fiscal year ended December 31, 2005

Filed March 15, 2006

Form 10-Q for the fiscal quarter ended June 30, 2006

Filed August 8, 2006

File No. 000-30681

Ladies and Gentlemen:

Further to our discussions with the staff (the “Staff”) of the Securities and Exchange Commission on September 21 and 26, 2006 as well as our letter dated August 29, 2006, we have supplementally provided below additional information responding to the letter from the Staff dated August 16, 2006.

Milestones

The Staff inquired as to our company’s revenue recognition policy and practices with respect to non-substantive/at-risk research and development milestones. We do not have any non-substantive/at-risk milestone payments and we do not anticipate entering into any agreements that contain such payments. In our future filings that include our revenue recognition policies we will revise our disclosure within our Summary of Significant Accounting Policies as follows:

Milestones: Payments for milestones that are based on the achievement of substantive and at-risk performance criteria are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. When payments are not for substantive and at-risk milestones, revenue will be recognized immediately for the proportionate amount of the payment that correlates to services that have already been rendered, and the balance will be recognized on a straight-line basis over the estimated remaining term of the research and development service period. The basis of the research and development service period is reviewed and adjusted based on the progress of the project against the estimated timeline as additional information becomes available.

Prepaid Manufacturing Costs

The Staff asked for additional information explaining the accounting treatment of the company’s April 2006 $6.3 million prepayment to Diosynth for the antigen used in Provenge. This payment was originally recorded as prepaid manufacturing costs on the basis that no services had been performed by Diosynth and no product had been received. Following our discussion with the Staff and upon further deliberation regarding the accounting treatment under these circumstances we have concluded that the $6.3 million advance payment will be recorded as research and development expense due to the uncertain future economic benefit of this payment, in accordance with FASB Concept No. 6 and SFAS No. 2. Accordingly we have filed a 10-Q/A to reflect this revision and restatement in accordance with FASB Statement No. 154 – “Accounting for Changes and Error Corrections”. The underlying facts and circumstances of this arrangement, including critical assumptions and estimates, were unchanged during these deliberations. Instead, the revision and restatement was the result of further deliberation of the related accounting literature.

If you have any questions about the above responses, please don’t hesitate to contact me directly.

Sincerely,

DENDREON CORPORATION

By:	/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President,
Corporate Development,
General Counsel and Secretary